SECUR 15045103 IMISSION

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SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-69409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cürex Securities (USA), LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street 22nd Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert FX Feeney (212) 488-0528
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).
- ☒ (l) An Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Robert FX Feeney, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cürex Securities (USA), LLC at and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert F X Feeney
Chief Financial Officer

Subscribed to before me this
February 27, 2015

Notary Public

JAZMIN RODRIGUEZ
Notary Public - State of New York
NO. 01RO6190698
Qualified in Bronx County
My Commission Expires July 28, 2016

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

Cürex Securities (USA), LLC

(A wholly owned subsidiary of Cürex Group Holdings, LLC)

December 31, 2014

Cürex Securities (USA), LLC
(A wholly owned subsidiary of Cürex Group Holdings, LLC)

Table of Contents

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
www.GrantThornton.com

To the Board of Directors of
Curex Securities (USA), LLC

We have audited the accompanying statement of financial condition of Curex Securities (USA), LLC (a Delaware corporation) (the "Company"), as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curex Securities (USA), LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial

statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 27, 2015

Cürex Securities (USA), LLC
(A wholly owned subsidiary of Cürex Group Holdings, LLC)

Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	99,727
Prepaid Expenses		540
Other Assets		37
Total Assets	$	100,304
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to Parent	$	12,185
Total Liabilities		12,185
Member's Equity		
Member's Contributions		153,000
Accumulated Deficit		(64,881)
Total Member's Equity		88,119
Total Liabilities and Member's Equity	$	100,304

The accompanying notes are an integral part of this statement

Statement of Operations
Year ended December 31, 2014

REVENUES	
Licensing Fees	$ -
Total Revenues	-
EXPENSES	
Compensation and Benefits	13,229
Occupancy	6,998
Professional Fees	17,000
Regulatory Expense	15,072
Operations and Technology	8,750
General and Administrative	3,146
Total Expenses	64,195
Net Loss	$ (64,195)

The accompanying notes are an integral part of this statement

Statement of Changes in Member's Equity
Year ended December 31, 2014

	Member's Contributions	Accumulated Deficit	Total
Member's Equity - January 1, 2014	$ 113,000	$ (686)	$ 112,314
Capital Contributions	40,000	-	40,000
Net Loss	-	(64,195)	(64,195)
Member's Equity - December 31, 2014	$ 153,000	$ (64,881)	$ 88,119

The accompanying notes are an integral part of this statement

Statement of Cash Flows
Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(64,195)
Adjustments to reconcile Net Loss to net cash used in operating activities:		
(Increase) decrease in operating assets		
Prepaid Expense		13,000
Other		(37)
Increase (decrease) in operating liabilities		
Payable to Parent		50,959
Net cash used in Operating Activities		(273)
Net decrease in cash		(273)
Cash at beginning of year		100,000
Cash at end of year	$	99,727
Supplemental disclosure of non cash financing activities:		
Debt forgiveness through Equity contribution	$	40,000

The accompanying notes are an integral part of this statement

Notes to Financial Statements
December 31, 2014

1. Organization and Nature of Operations

Cürex Securities (USA), LLC (the "Company") was formed in 2012. In 2014, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission and as a member of the Financial Industry Regulation Authority ("FINRA").

Once operations commence, the Company plans to enter into intellectual property and financial technology licensing agreements with product sponsors to provide product design and technology support in connection with exchange traded and OTC investment products. The Company expects to commence operations in the first half of 2015.

The Company is a wholly owned subsidiary of Cürex Group Holdings, LLC (the "Parent") and maintains its offices in New York.

The Company has not yet commenced operations, and has no revenue. The Parent has agreed to provide additional capital or funding, as may, from time to time, be required in order to satisfy the Company's regulatory and/or business requirements. This commitment will remain in effect until March 15, 2016.

The Parent has signed service contracts with various institutional customers and is in negotiations with several additional institutional customers. Also, the Parent is raising additional capital to fund operations. While the Parent anticipates that it will be able to provide support to the Company for a period that includes the next 12 months, it will ultimately depend on the favorable resolution of these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held by a major financial institution, which is insured by the Federal Deposit Insurance Corporation at up to $250,000 per legal entity. At December 31, 2014 the cash balance held at the financial institution was less than the federally insured amount.

Revenue Recognition

The Company will receive transaction based compensation in connection with the licensing of its intellectual property and financial technology. The Company recognizes revenue in accordance with ACS Topic 605, "Revenue Recognition", which stipulates that revenue is generally realized and earned once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The taxable income or loss of the Company is included in the Federal, State and Local tax returns of the Parent. The Parent is a limited liability company, taxed as a partnership. As such, the Parent is not subject to federal and state income taxes and accordingly, has not provided for income taxes in their financial statements. The members are required to report their proportional share of gains, losses, credits or deductions on their individual income tax returns.

The Company recognizes and discloses uncertain tax positions related to tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company analyzes all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by authorities. The Company's open tax years (2012 through 2014) are subject to examination by the Internal Revenue Service and other taxing authorities.

Notes to Financial Statements
December 31, 2014

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the company maintain net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $87,542 which was $82,542 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 13.92.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. Related Parties

The Company entered into an Expense Sharing Agreement (the "Agreement ") with the Parent whereby the Parent provides certain services to the Company and the Company pays the Parent for the services provided. Those services include certain personnel, occupancy and finance and operations services.

The basis of the allocation is determined in accordance with the Agreement and based on estimates of time spent and space utilized by the Parent and the Company. For the Year ended December 31, 2014, the Company incurred $38,977 of such charges.

During the year, the Parent made capital contributions of $40,000 to the Company through the forgiveness of payables to the Parent.

5. Subsequent Events

The Company has evaluated events through the date of the issuance of this financial statement and determined that there were no events that required recognition or disclosure.

SUPPLEMENTARY INFORMATION

Cürex Securities (USA), LLC

(A wholly owned subsidiary of Cürex Group Holdings, LLC)

Schedule I-Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Total Member's Equity	$ 88,119
Deductions of nonallowable assets	
Prepaid Expenses and other assets	577
Total nonallowable assets	577
Net Capital	$ 87,542
Computation of basic net capital requirement:	
Minimum net capital required - the greater of $5,000 or 12.5% of aggregate indebeteness	5,000
Excess Net Capital	$ 82,542
Ratio of aggregate indebeteness to net capital	13.92

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2014, filed by the Company on Form X-17A-5, Part IIA.

Schedule II-Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt under subparagraph (k)(2)(i) of Rule 15c3-3

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

Cürex Securities (USA), LLC

(A wholly owned subsidiary of Cürex Group Holdings, LLC)

December 31, 2014

GrantThornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Currex Securities (USA), LLC

We have audited the accompanying statement of financial condition of Currex Securities (USA), LLC (a Delaware corporation) (the "Company") as of December 31, 2014, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Currex Securities (USA), LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 27, 2015

Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	99,727
Prepaid Expenses		540
Other Assets		37
Total Assets	$	100,304
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to Parent	$	12,185
Total Liabilities		12,185
Member's Equity		
Member's Contributions		153,000
Accumulated Deficit		(64,881)
Total Member's Equity		88,119
Total Liabilities and Member's Equity	$	100,304

The accompanying notes are an integral part of this statement

Notes to Statement of Financial Condition
December 31, 2014

1. Organization and Nature of Operations

Cürex Securities (USA), LLC (the "Company") was formed in 2012. In 2014, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission and as a member of the Financial Industry Regulation Authority ("FINRA").

Once operations commence, the Company plans to enter into intellectual property and financial technology licensing agreements with product sponsors to provide product design and technology support in connection with exchange traded and OTC investment products. The Company expects to commence operations in the first half of 2015.

The Company is a wholly owned subsidiary of Cürex Group Holdings, LLC (the "Parent") and maintains its offices in New York.

The Company has not yet commenced operations, and has no revenue. The Parent has agreed to provide additional capital or funding, as may, from time to time, be required in order to satisfy the Company's regulatory and/or business requirements. This commitment will remain in effect until March 15, 2016.

The Parent has signed service contracts with various institutional customers and is in negotiations with several additional institutional customers. Also, the Parent is raising additional capital to fund operations. While the Parent anticipates that it will be able to provide support to the Company for a period that includes the next 12 months, it will ultimately depend on the favorable resolution of these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company has cash held by a major financial institution, which is insured by the Federal Deposit Insurance Corporation at up to $250,000 per legal entity. At December 31, 2014 the cash balance held at the financial institution was less than the federally insured amount.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The taxable income or loss of the Company is included in the Federal, State and Local tax returns of the Parent. The Parent is a limited liability company, taxed as a partnership. As such, the Parent is not subject to federal and state income taxes and accordingly, has not provided for income taxes in their financial statements. The members are required to report their proportional share of gains, losses, credits or deductions on their individual income tax returns.

The Company recognizes and discloses uncertain tax positions related to tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company analyzes all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by authorities. The Company's open tax years (2012 through 2014) are subject to examination by the Internal Revenue Service and other taxing authorities.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the company maintain net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $87,542 which was $82,542 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 13.92.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

Notes to Statement of Financial Condition
December 31, 2014

4. Related Parties

The Company entered into an Expense Sharing Agreement (the "Agreement ") with the Parent whereby the Parent provides certain services to the Company and the Company pays the Parent for the services provided. Those services include certain personnel, occupancy and finance and operations services.

During the year, the Parent made capital contributions of $40,000 to the Company through the forgiveness of payables to the Parent.

5. Subsequent Events

The Company has evaluated events through the date of the issuance of this financial statement and determined that there were no events that required recognition or disclosure.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
www.GrantThornton.com

We have reviewed management's statements, included in the accompanying Exemption Report in which Cürex Securities (USA), LLC (a Delaware corporation) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provision throughout the period of August 6, 2014 (date of license approved by FINRA) to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 27, 2015

Cürex Group

Cürex Securities (USA), LLC

February 24, 2015

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISION OF SEC RULE 15C3-3

We, as management of Cürex Securities (USA), LLC are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3). The following statements are made to the best of our knowledge and belief:

(1) Cürex Securities (USA), LLC claims an exemption from the provisions of SEC Rule 15c3-3under paragraphs (k)(2)(i) and
(2) Cürex Securities (USA), LLC has met the identified exemption provision throughout the period of August 6, 2014 (date of license approved by FINRA) to December 31, 2014 without exception.

CÜREX SECURITIES (USA), LLC

By: ______________________

W. Michael Hogan CEO

120 West 45th Street, 22nd Floor • New York, New York • 10036
www.curexgroup.com